ZEN Graphene Solutions Signs 2 Year
Extension with Chemisar Laboratories,
Doubles Lab Space

Guelph, Ontario--(Newsfile Corp. - October 9, 2020) - ZEN Graphene Solutions Ltd. (TSXV: ZEN) (OTC Pink: ZENYF) ("ZEN" or the "Company") is pleased to announce that it has signed a 2 year extension with Chemisar Laboratories Inc. ("Chemisar") to provide various consulting services which will include the use of 4,300 square feet of office and laboratory space in Guelph, Ontario commencing on January 1, 2021. The additional 2000 sq ft will be utilized to work on scale up effort for our patent pending Viricidal Coating manufacturing in response to the significant demand the company has received since announcing the patent filing on September 22, 2020.

The office and lab spaces are situated 66 km from Toronto Pearson International Airport and is centrally located to Toronto, Hamilton, Waterloo, London and multiple university partners. The office space is part of a larger 5,500 square foot well-equipped stand-alone technology centre which is situated on 1.15 acres. ZEN has access to 4,000 square foot wet laboratory which has fume hoods, laboratory equipment and a large inventory of specialized glassware as well as other laboratory consumables plus a large inventory of chemical reagents. Included in this new agreement, ZEN has negotiated a right of first refusal for the purchase of the facility.

The company also announces that it has received $419,000 in the last few months from the exercise of warrants and options.

Dr. Francis Dubé commented: "ZEN has received significant interest in our viricidal coating and is quickly moving to increase our production capacity. This extension and additional 2000 sq ft position us very well as we prepare to launch our first commercial product."

ZEN announces that it has made a grant of stock options under its stock option plan to certain of its directors and officers to acquire a total of 400,000 common shares of the Company. All of the options are exercisable at a price of $0.75 per share. One-third of the options granted to the directors and officers vested on the date of their grant, one third of the options will vest six months following the date of grant and the balance will vest on the first year anniversary of the date of grant. The options have a term of five (5) years and are subject in all respects to the terms of the Company's stock option plan and the policies of the TSX Venture Exchange.

About Chemisar Laboratories Inc.

Chemisar and its related companies, Guelph Chemical Laboratories and Maxima Laboratories were founded by Dr. Raj N. Pandey. The main areas of research were in the Energy and Environmental fields while offering analytical laboratory services to both private enterprises and government agencies since 1978. The companies have been granted 30 various patents from their research. They also have significant experience with NRCAN, NRC, International Trade, the Ontario Ministry of Environment and Energy along with the Government and various businesses in India.

About ZEN Graphene Solutions Ltd.

ZEN Graphene Solutions Ltd. is a graphene technology company with a focus on intellectual property development and acquisition and on the development of the unique Albany Graphite Project. This precursor graphene material provides the company with a competitive advantage in the potential graphene market as independent labs in Japan, UK, Israel, USA and Canada have demonstrated that ZEN's Albany Graphite/Naturally PureTM easily converts (exfoliates) to graphene, using a variety of simple mechanical and chemical methods.

For further information:

Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/65652